SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                             AMC ENTERTAINMENT INC.
                                (name of issuer)

                      COMMON STOCK, 66 2/3 cents PAR VALUE

                                   001669 10 0
                                 (CUSIP number)

                             Raymond F. Beagle, Jr.
                               LATHROP & GAGE L.C.
                                2345 Grand Avenue
                        Kansas City, Missouri 64108-2684
                                 (816) 460-5823
                      (name, address and telephone number)
                         of person authorized to receive
                           notices and communications)

                                  July 14, 1999
                      (date of event which requires filing
                               of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 24 pages)

--------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              CUSIP No. 001669 10 0


(1) Names of reporting Persons; S.S. or I.R.S. Identification Nos. of Above Persons.

      1992 Durwood, Inc. Voting Trust, as amended and restated August 12, 1997

(2)  Check the appropriate box if a member of a Group (See Instructions)

      (a)     [  ]
      (b)     [  ]

(3)  SEC Use Only

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(4)  Source of Funds (See Instructions)

                                       00

(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

(6)  Citizenship or Place of Organization

                                    Delaware.


Number of Shares        (7)        Sole Voting Power                          0
Beneficially
Owned by Each           (8)        Shared Voting Power                4,041,993
Reporting
Person                  (9)        Sole Dispositive Power                     0
With
                       (10)        Shared Dispositive Power           4,041,993

(11) Aggregate Amount Beneficially Owned by Each Reporting Person

                                                                      4,041,993

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

(13) Percent of Class Represented by Amount in Row (11) 17.2 %

(14) Type of Reporting Person (See Instructions) OO

                              CUSIP No. 001669 10 0


(1) Names of reporting Persons; S.S. or I.R.S. Identification Nos. of Above Persons.

      Trust created under  Revocable  Trust  Agreement dated  August 14, 1989 of
        Stanley H. Durwood, as amended and restated on May 12, 1999

(2)  Check the appropriate box if a member of a Group (See Instructions)

      (a)     [  ]
      (b)     [  ]

(3)  SEC Use Only

     ---------------------------------------------------------------------------

     ---------------------------------------------------------------------------

     ---------------------------------------------------------------------------

(4)  Source of Funds (See Instructions)

                                       00

(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

(6)  Citizenship or Place of Organization

                                    Delaware.


Number of Shares        (7)     Sole Voting Power                      0
Beneficially
Owned by Each           (8)     Shared Voting Power                    0
Reporting
Person                  (9)     Sole Dispositive Power                 0
With
                       (10)     Shared Dispositive Power       4,041,993

(11) Aggregate Amount Beneficially Owned by Each Reporting Person

                                                               4,041,993

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

(13) Percent of Class Represented by Amount in Row (11) 17.2 %

(14) Type of Reporting Person (See Instructions) OO

                              CUSIP No. 001669 10 0

(1) Names of reporting Persons; S.S. or I.R.S. Identification Nos. of Above Persons.

                       Raymond F. Beagle, Jr., as trustee

(2)  Check the appropriate box if a member of a Group (See Instructions)

      (a)     [  ]
      (b)     [  ]

(3)  SEC Use Only

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     ---------------------------------------------------------------------------

     ---------------------------------------------------------------------------

(4)  Source of Funds (See Instructions)

                                       00

(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

(6)  Citizenship or Place of Organization

                                  U.S. Citizen


Number of Shares        (7)    Sole Voting Power                       0
Beneficially
Owned by Each           (8)    Shared Voting Power                     4,041,993
Reporting
Person                  (9)    Sole Dispositive Power                  0
With
                       (10)    Shared Dispositive Power                4,041,993

(11) Aggregate Amount Beneficially Owned by Each Reporting Person

                                                                       4,041,993

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

(13) Percent of Class Represented by Amount in Row (11) 17.2 %

(14) Type of Reporting Person (See Instructions) IN/OO

                              CUSIP No. 001669 10 0


(1) Names of reporting Persons; S.S. or I.R.S. Identification Nos. of Above Persons.

                        Charles J. Egan, Jr., as trustee

(2)  Check the appropriate box if a member of a Group (See Instructions)

      (a)     [  ]
      (b)     [  ]

(3)  SEC Use Only

     ---------------------------------------------------------------------------

     ---------------------------------------------------------------------------

     ---------------------------------------------------------------------------

(4)  Source of Funds (See Instructions)

                                       00

(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

(6)  Citizenship or Place of Organization

                                  U.S. Citizen


Number of Shares        (7)     Sole Voting Power                      0
Beneficially
Owned by Each           (8)     Shared Voting Power                    4,041,993
Reporting
Person                  (9)     Sole Dispositive Power                 0
With
                       (10)     Shared Dispositive Power               4,041,993

(11) Aggregate Amount Beneficially Owned by Each Reporting Person

                                                                       4,041,993

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

(13) Percent of Class Represented by Amount in Row (11) 17.2 %

(14) Type of Reporting Person (See Instructions) IN/OO

1.   Security and Issuer.

     This report relates to Common Stock, par value 66 2/3 cents per share ("Common Stock"), of AMC Entertainment Inc., a Delaware corporation ( the "Company"). The principal executive offices of the Company are located at 106 W. 14th Street, Kansas City Missouri 64141.


2.  Identity and Background.

     This report is filed by (a) the 1992 Durwood, Inc. Voting Trust dated December 12, 1992, as amended and restated on August 12, 1997 (the "Voting Trust"), (b) the trust created under the Revocable Trust Agreement dated August 14, 1989 of Stanley H. Durwood, as amended and restated on May 12, 1999 (the "Revocable Trust"), and (c) Raymond F. Beagle, Jr. and Charles J. Egan, Jr. (i) as successor trustees of the Voting Trust, (ii) as successor trustees of the Revocable Trust, and (iii) as surviving trustees of the Stanley H. Durwood Foundation (the "Foundation") created under that certain Trust Indenture dated April 27, 1999 (the "Foundation Trust Indenture"), and (d) by Charles J. Egan, Jr., as trustee of the Pamela Yax Durwood Marital Trust (the "Marital Trust") to be created under the Revocable Trust following the death of Stanley H. Durwood.

     Raymond F. Beagle, Jr. is a United States citizen whose business address is 2345 Grand Avenue, Suite 2800, Kansas City, Missouri 64105. He is a member of the law firm of Lathrop & Gage L.C. and serves as general counsel of the Company.

     Charles J. Egan, Jr. is a United States citizen whose business address is 2501 McGee, MD 561, Kansas City, Missouri 64108. He is a Vice President of Hallmark Cards, Incorporated and serves as a director of the Company.

     During the past five years, neither Mr. Beagle nor Mr. Egan has been convicted in any criminal proceeding nor been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in him being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding a violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration.

     The trustees are successor trustees to Mr. Stanley H. Durwood under the Voting Trust (in such capacity, "Successor Trustees") as the result of the death of Mr. Stanley H. Durwood on July 14, 1999. The Voting Trust has legal title to the shares of Class B Stock described herein. The Voting Trust has issued a single Voting Trust certificate to the Revocable Trust, which Voting Trust certificate evidences the beneficial interest in the shares of Company Class B Stock held of record by the Voting Trust.

Item 4. Purpose of the Transaction.

     The terms of the Voting Trust provide that it was established to ensure continuity and stability of Company policies and prudent and competent management of the Company's business. The Voting Trust generally directs the Successor Trustees to exercise their best judgment in the interest of the Company to assure proper, stable and continuous management of the Company. The Voting Trust generally empowers the Successor Trustees to vote shares of the Company held therein in such manner as in their judgment may be for the best interests of the holders of beneficial interests in the Voting Trust while taking into account the interest of the Company. The Voting Trust provides that the trustees are to hold shares in the Voting Trust for the common and mutual benefit of the beneficiaries, subject to the terms of the Voting Trust.

     Except for the limited open market sales required to meet funding requirements referred to herein, the undersigned have no plans or proposals to sell stock of the Company or to engage in any other transaction of a nature required to be disclosed under this Item by Schedule 13D.

     Subject to the requirement to make the distributions described below, the Revocable Trust authorizes and directs the trustees of the Revocable Trust to retain as an investment any securities of the Company or Voting Trust certificates which may be held by the Revocable Trust until such time as such trustees in their sole and absolute judgment and discretion deem it be to the best advantage of the Revocable Trust and its beneficiaries and the Company to sell them.

     Notwithstanding the transfers of Voting Trust certificates evidencing beneficial interests in the Class B Stock of the Company to the Marital Trust and the Foundation described below, the Successor Trustees of the Voting Trust will retain voting power over the shares of Class B Stock held in the Voting Trust relating to such Voting Trust certificates.

     Among other matters, the Revocable Trust provides for the distribution to the Marital Trust of Voting Trust certificates representing the beneficial interest in 500,000 shares of Class B Stock of the Company. This distribution is to be made within one year after the date of Mr. Durwood's death. The Marital Trust provides for the distribution of all income and, in addition, certain amounts of principal in cash or in kind to Pamela Yax Durwood, the surviving spouse of Stanley H. Durwood and the sole beneficiary of the Marital Trust during her lifetime, at such times as she may request, subject to specified annual limits.

     The Revocable Trust also provides for the creation and funding of charitable remainder trusts for various persons in the aggregate amount of $1.7 million. It likely will be necessary to sell Company shares in order to provide for such trusts.

     After making allowance for all other distributions and taxes, debts and expenses of administration, the Revocable Trust provides for the distribution of the remainder of its assets to the Foundation. These assets are expected to include all other Voting Trust certificates evidencing beneficial interests in Class B Stock of the Company.

     The Foundation is intended to qualify under Section 509(a)(3) of the Internal Revenue Code. The Foundation Trust Indenture directs the trustees thereunder to distribute all net income of the Foundation and so much of principal as they deem appropriate to establish, support and fund such programs operated, funded or sponsored by The Greater Kansas City Community Foundation and Affiliated Trusts as the Stanley H. Durwood Foundation trustees deem appropriate. However, the Foundation Trust Indenture does not mandate distribution of principal over or during any specified period of time. The terms of the Foundation Trust Indenture empower the trustees of the Foundation to hold shares of stock and Voting Trust certificates and do not require diversification of investments.

     The trustees anticipate that they may convert shares of Class B Stock into Common Stock of the Company and sell such shares in the open market from time to time in order to meet funding requirements of the charitable remainder trusts, the Marital Trust and the Foundation, as described above.

Item 5.  Interest in Securities of the Issuer.

     (a) The Voting Trust and the Revocable Trust may be deemed to beneficially own 4,041,993, or 100%, of the outstanding shares of Class B Stock of the Company. These shares generally represent 67.5% of the combined voting power of the outstanding shares of the Company, other than in the election of directors. In the election of directors, holders of Class B Stock are entitled as of the date of this report to elect 75% of the Board. Were all of the shares of Class B Stock converted to Common Stock, there would be 23,469,091 shares of Common Stock outstanding of which the Voting Trust would hold of record 4,041,993, or 17.2%, of such shares. By reason of their positions as trustees, Mr. Beagle and Mr. Egan may be deemed for purposes of Section 13(d) of the Securities Exchange Act of 1934 to beneficially own all shares of the Company held of record by the Voting Trust. Pursuant to Rule 13d-4 of the Exchange Act, each such trustee disclaims such beneficial ownership of any shares of stock attributable to him solely by reason of his position as trustee.

     (b) In their capacities as trustees of the Voting Trust, the Revocable Trust and of the Foundation, Mr. Beagle and Mr. Egan share the power to vote and dispose of the shares held of record by the Voting Trust. Although Mr. Egan will be the sole trustee of the Marital Trust, Mr. Beagle will continue to share the power to dispose of the shares in which the Marital Trust has a beneficial interest because under the terms of the Voting Trust, the Voting Trust trustees must approve any transfer of shares held in the Voting Trust. As stated above, as Successor Trustees of the Voting Trust, Mr. Beagle and Mr. Egan will continue to have the power to vote shares of Class B Stock held by the Voting Trust when Voting Trust certificates evidencing the beneficial interest in such shares are transferred from the Revocable Trust to the Marital Trust and the Foundation.

     (c) Not applicable

     (d) The Voting Trust provides for the distribution to holders of Voting Trust certificates of cash payments equal to dividends received by the Voting Trust, less reasonable costs of administration.

     When the Marital Trust is created, Mr. Durwood's surviving spouse, Pamela Yax Durwood, will be its sole beneficiary during her lifetime.

     (e) Not applicable




Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Provisions of the Revocable Trust that may result in transfer of shares of Company stock are described in Item 4.

     The Voting Trust was made between Stanley H. Durwood, as initial trustee of the Voting Trust, as trustee of the Revocable Trust and individually, and Raymond F. Beagle, Jr. and Charles J. Egan, Jr., as Successor Trustees under the Voting Trust. The Voting Trust provides for a separate Voting Trust Share for each named beneficiary of the Revocable Trust. Under the Voting Trust Agreement, the Successor Trustees must consent to any transfer of shares held in the Voting Trust by a beneficiary and to any release of shares from, or any termination of, the Voting Trust. The Voting Trust expires no later than December 31, 2030, unless, if permitted by law, the Voting Trust trustees extend its term. The Successor Trustees may appoint and remove additional trustees and may designate their own successors.

Item 7.  Material to be Filed as Exhibits.

     99.1 Joint Filing Agreement.

     The undersigned represent that each of them is eligible to use Schedule 13D and acknowledge that the Schedule 13D to which this Joint Filing Agreement is an exhibit is filed on behalf of each of them, that each of them is responsible for the timely filing of any amendments thereto and for the completeness and the accuracy of the information concerning such person contained therein.

     99.2 Durwood Voting Trust (Amended and Restated 1992 Durwood, Inc. Voting Trust Agreement dated August 12, 1997). (attached)

                                   SIGNATURES


     After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and accurate.


                                             /s/ Raymond F. Beagle, Jr.
                                             -----------------------------------
                                                 Raymond F. Beagle, Jr.
                                             On  behalf  of  and  as   successor
                                             trustee of the 1992  Durwood,  Inc.
                                             Voting  Trust  dated  December  12,
                                             1992,  as amended  and  restated on
                                             August 12,  1997,  on behalf of and
                                             as   successor   trustee   of   the
                                             Revocable  Trust August 14, 1989 of
                                             Stanley H. Durwood,  as amended and
                                             restated  on May 12,  1999,  and as
                                             surviving trustee of the Stanley H.
                                             Durwood Foundation


                                             /s/ Charles J. Egan, Jr.
                                             -----------------------------------
                                                 Charles J. Egan, Jr.
                                             On  behalf  of  and  as   successor
                                             trustee of the 1992  Durwood,  Inc.
                                             Voting  Trust  dated  December  12,
                                             1992,  as amended  and  restated on
                                             August 12,  1997,  on behalf of and
                                             as   successor   trustee   of   the
                                             Revocable  Trust August 14, 1989 of
                                             Stanley H. Durwood,  as amended and
                                             restated  on  May  12,   1999,   as
                                             surviving trustee of the Stanley H.
                                             Durwood Foundation,  and as trustee
                                             of the Pamela Yax  Durwood  Marital
                                             Trust   to  be   created   under  t
                                             Revocable Trust